1 Hershey Dr.

Smiths Falls, ON

K7A 0A8

(855) 558 9333 x 122

invest@canopygrowth.com

www.canopygrowth.com

Exhibit 99.92

CANOPY GROWTH ENTERS MULTIFACETED MOU WITH PRINCE EDWARD ISLAND

Major supply and education partnership to help ensure Province Ready for Regulated Recreational Cannabis

January 16, 2018

SMITHS FALLS, ON & CHARLOTTETOWN, PEI – Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) and the Province of Prince Edward Island (“PEI”) today announced that the Company has entered a supply Memorandum of Understanding (“MOU”) to guarantee a regulated supply of high-quality cannabis into PEI’s retail and online stores.

Under the terms of the MOU Canopy Growth will allocate a minimum supply of 1,000 kg of high-quality cannabis for the first year of the agreement to ensure that the Province has access to a wide variety of cannabis products. The two-year supply agreement will renew for a third-year upon mutual agreement of the Company and Province.

Complementing the supply arrangement and in collaboration with a number of its key partners, Canopy Growth has also designed educational resources to assist the Province in developing best-in-class education for its staff and stores.

Canopy will provide dedicated training modules on general cannabis information and responsible use so that PEI customers can enjoy informed, positive and safe experiences when cannabis becomes legal for recreational purposes. These modules have been developed by applying the expertise and collective experiences of Canopy’s 100+ person Care Team, its “bricks and mortar” customer support centres, and the team of early compassion club founders now working at Canopy who have spent decades educating people from all backgrounds about cannabis use.

In building the educational resources Canopy drew upon the strength and expertise of its partners MADD Canada, the Canadian AIDS Society, and leading e-learning partner D2L to develop evidence-based materials in line with the public health and public safety mandates of some of Canada’s leading advocacy voices.

Based on the production capabilities across the Canopy-wide platform, its nine CraftGrow partners, and streaming arrangements flowing through Canopy Rivers, this MOU will not impact medical sales or the Company’s commitment to prioritizing the needs of its medical customers.

“The province is very pleased to partner with Canopy Growth in securing a safe supply of cannabis for the PEI market,” said the Honourable Heath MacDonald, Minister of Economic Development and Tourism, Prince Edward Island. “Islanders who choose to partake in recreational cannabis in PEI can be confident that the products available to them will be safe, of high-quality, and provided through a licensed supplier committed to cannabis education and responsible use.”

“The Province of PEI and its management team have made impressive progress in their preparations for the legalization of cannabis. Along with Organigram and our existing PEI-based CraftGrow partner, Canada’s Island Garden, we are proud to be among the first suppliers in the province,” said Mark Zekulin, President, Canopy Growth. “We’re looking forward to bringing popular brands like Tweed, Leafs By Snoop, DNA Genetics, and a number of the best independent craft cannabis producers across Canada to the people of Prince Edward Island through this agreement.”

As a new cannabis market emerges in Canada, education and informed understanding of the forms and varieties of cannabis will help ensure adult consumers have a safe and positive experience. All stakeholders, including industry, have an active role to play in ensuring the legal, regulated market for cannabis is successful for consumers as well for business. Together, the province of PEI and Canopy are working together to provide a safe, responsible market.

Fast Facts:

•	Canopy Growth serves approximately 70,000 customers as of end of 2017

•	Over 100 Customer Care agents guide customers through the ordering experience

•	Canopy Growth’s subsidiaries had over 380,000 customer interactions in 2017

•	The Canopy Care team won Contact Centre of the Year (ORCCA) and Contact Centre Leadership Award (ORCCA) for Training and Development in 2017

•	Four Existing brick and mortar Tweed Main Street locations offer in-person services and educational seminars

Here’s to Future Growth (and Education, on the Island).

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

ABOUT D2L

D2L believes learning is the foundation upon which all progress and achievement rests. Working closely with organizations globally, D2L has transformed the way millions of people learn online or in the classroom. Learn more about D2L for schools, higher education, and businessesat www.D2L.com.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over 665,000 square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.